

August 16, 2022

Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
301 Riverside Avenue, Second Floor
Westport, CT 06880

> **Re: Compass Diversified Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-34927**
> **Compass Group Diversified Holdings LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-34926**
> **Supplemental response letter dated August 12, 2022**

Dear Mr. Faulkingham:

We have reviewed your August 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note C - Acquisition of Businesses, page F-18

1.   We have reviewed your response to comment 1. As part of your proposed disclosure revisions to more fully explain the Holding Company structure you use to conduct your less than wholly-owned business combinations, please ensure that you clearly disclose the

pertinent aspects of your intercompany loans. In doing so, disclose that the intercompany loans are funded by Compass Group Diversified Holdings LLC to the Holding Company as part of the Holding Company's initial capitalization and that the Holding Company uses the intercompany loan proceeds to, in turn, fund a portion of the purchase price of the acquired business. In addition, clarify that the selling security holders are not a party to the intercompany loan agreement nor have any obligation to repay the intercompany loans, but rather are a recipient of such proceeds in the purchase consideration.

 You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing